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                                  No.97-53952

HARVEY GREENFIELD,                     )           IN THE DISTRICT COURT OF
                                       )
                 Plaintiff,            )
vs.                                    )
ENRON CORPORATION, ENRON GLOBAL        )
POWER AND PIPELINES L.L.C., ENRON      )
INTERNATIONAL MERGER L.L.C.,           )           HARRIS COUNTY, TEXAS
JAMES V. DERRICK, JR., RODNEY L.       )
GRAY, REBECCA P. MARK, BRENT           )
SCOWCROFT, EDMUND P. SEGNER,           )
III., GEORGE S. SLOCUM, and            )
THOMAS C. THEOBALD,                    )
                                       )
                 Defendants.           )           11TH JUDICIAL DISTRICT


                   PLAINTIFF'S ORIGINAL CLASS ACTION PETITION

         COMES NOW Plaintiff, HARVEY GREENFIELD, on behalf of himself and all others similarly situated, and alleges as follows:

                              NATURE OF THE ACTION

         1. This is a class action on behalf of the public stockholders of Enron Global Power And Pipelines L.L.C. ("EPP" or the "Company") to enjoin certain actions of its directors and senior management related to proposed acquisitions of all of the outstanding shares of EPP common stock by defendant Enron Corporation ("Enron"). Plaintiff alleges that he and the other public shareholders of EPP are entitled to enjoin the proposed transaction or, alternatively, to rescind the transaction and/or recover damages in the event that the transaction is consummated.

                                  THE PARTIES

         2. Plaintiff is, and has been at all relevant times, the owner of shares of the common stock of the Company.


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         3.      Defendant Enron Corporation ("Enron"), is a corporation duly organized and existing under the laws of the State of Oregon. Enron is one of the leading integrated natural gas and electricity companies in the world. Enron's common stock is traded on the New York Stock Exchange. Enron maintains its executive offices in Houston, Texas.

         4. Defendant EPP is a corporation duly organized and existing under the laws of the State of Delaware. There were 25,981,934 EPP common shares outstanding as of the close of business on March 17, 1997, 13,535,332 (or approximately 52%) of which are owned or controlled by Enron. EPP maintains its principal corporate offices at 333 Clay Street, Suite 1800, Houston, Texas 77002.

         5. Defendant Enron International Merger L.L.C. (the "Merger Sub") is a newly formed Delaware limited liability company and an indirect wholly-owned subsidiary of Enron, and EPP, pursuant to the merger, Merger Sub shall be merged with and into EPP.

         6. Defendant James V. Derrick, Jr. ("Derrick") is, and at all relevant times was, a director of EPP. Derrick is also Senior Vice President and General Counsel of Enron. Derrick owns only 500 shares of EPP, however he also owns over 511,000 shares of Enron.

         7. Defendant Rodney L. Gray ("Gray") is, and at all relevant times was, Chief Executive Officer, Chairman of the Board and a director of EPP. Gray has also served as President of EPP from October 1994, until June 1995, and from November 1995, until February 1997. Gray is also Executive Vice President of Enron International ("EI") and has served as Managing Director of Enron

                                         Plaintiff's Original Petition - Page 2

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Capital & Trade Resources Corp ("ETC"), EI and ETC are both wholly owned subsidiaries of Enron. From October 1992, until June 1993, Gray also served as Senior Vice President, Finance and Treasurer of Enron Corp. Gray owns only 16,000 shares of EPP, however he also owns over 553,000 shares of Enron.

         8. Defendant Rebecca P. Mark ("Mark") is, and at all relevant times was, a director of EPP. Mark is also Chairman and Chief Executive Officer of EI, and has served as Vice President and Chief Development Officer of Enron Power corp. from July 1991, to July 1993. Mark owns no shares of EPP, however she owns over 185,000 shares of Enron.

         9. Defendant Brent Scowcroft ("Scowcroft") is, and at all relevant times was, a director of EPP.

         10. Defendant Edmund P. Segner, III. ("Segner") is, and at all relevant times was a director of EPP. Segner is also Executive Vice President and Chief of Staff of Enron. From October 1990, through October 1992, Segner served as Senior Vice President of Investor, Public and Government Relations of Enron. Segner is also a director of Enron Oil & Gas Company, an affiliate of Enron. Segner owns only 2000 shares of EPP, however he also owns over 271,000 shares of Enron.

         11. Defendant George S. Slocum ("Slocum") is, and at all relevant times was a director of EPP.

         12. Defendant Thomas C. Theobald ("Theobald") is, and at all relevant times was a director of EPP.

         13. The defendants described in paragraphs 5-11 above are hereinafter sometimes collectively referred to as the "individual defendants" or the "director defendants."

                                          Plaintiff's Original Petition - Page 3


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         14.     By virtue of the individual defendants' positions as officers and/or directors of Epp, said defendants are in a fiduciary relationship with the plaintiff and other public shareholders of EPP and owe plaintiff and other members of the Class the highest obligation of good faith, fair dealing, loyalty and due care.

         15. The individual defendants are members of the board of EPP and many are affiliated with Enron. Enron, by virtue of its 52% interest in EPP is a controlling shareholder of EPP and orchestrated the proposed going private at issue for its own benefit, at the expense of EPP's minority shareholders.

         16. The individual defendants, by reason of their corporate directorships, stand in a fiduciary position relative to EPP's minority shareholders, whose fiduciary duties, at all times relevant herein, require them to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company's minority shareholders. Said defendants owe the public minority of EPP the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

         17. Each defendant herein is sued individually as an aider and abettor, as well as in his capacity as a director of the Company (in the case of the individual defendants), or as a control person and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions herein.

                                          Plaintiff's Original Petition - Page 4
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                                     VENUE

         18. Venue is proper in this Court because EPP maintains its principal office in Harris County.

                            CLASS ACTION ALLEGATIONS

         19. Plaintiff brings this action on his own behalf and as a stockholders' action, pursuant to Rule 42 of the Texas Rules of Civil Procedure, on behalf of all shareholders of the common stock of EPP (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         20.     This action is properly maintainable as a class action.

         21. The class is so numerous that joinder of all members is impracticable. As of the close of business on March 17, 1997, 25,981,934 shares of EPP common stock outstanding held by at least hundreds of shareholders throughout the United States.

         22. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

         23. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

                                         Plaintiff's Original Petition - Page 5
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                 (a)      whether defendants have breached their fiduciary and
other common law duties owed by them to plaintiffs and the other members of the class;

                 (b) whether defendants are pursuing a scheme and course of conduct designed to eliminate the public shareholders of EPP in violation of the laws of the State of Delaware in order to benefit from a proposed acquisition of EPP by Enron at the expense and to the detriment of the plaintiffs and the other public minority shareholders who are members of the class;

                 (c) whether defendants are acting on both sides of the possible going-private transaction, thus presenting a conflict of interest, self-dealing and overreaching;

                 (d) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the members of the class; and,

                 (e) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct of the defendants.

         24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. A class action is superior to any other type of adjudication of this controversy.

         25. Defendants have acted in a manner which affects plaintiff and all other members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                                         Plaintiff's Original Petition - Page 6
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                            SUBSTANTIVE ALLEGATIONS

Background

         26. In late 1996 and early 1997 Enron began to evaluate the possibility of restructuring its international operations as part of an effort to enhance the value of the interests owned by Enron's stockholders. By early 1997, Enron's management had become disappointed with the market performance of EPP common shares, believing that the stock had underperformed its peers. Internally, Enron began to discuss a possible merger with EPP. At that time however, Enron did not advise the Oversight Committee of EPP that Enron management was considering the possibility of a merger as part of its restructuring plans.

         27. On March 6, 1997, a meeting was held at the offices of Enron at which Segner informed the senior officers of EPP in attendance, including CEO Gray, that Enron had decided to study the possibility of a merger with EPP. Following the meeting Enron hired Donaldson, Lufkin & Jenrette Securities Corp. ("DLJ") to act as its financial advisor in connection with the merger. On March 6, 1997, the common stock of EPP closed at $28.50 per share.

         28. On April 24, 1997, Segner sent a letter to Theobald concerning Enron's discussion of a possible merger with EPP. In the letter Segner indicated that together with Enron's financial advisor, Enron had contemplated an analysis of EPP that indicated little or no premium to current market price would be justified in such a transaction. Unbelievably, Segner concluded that Enron should be able to purchase the remainder of EPP at a price which Enron believed did not adequately reflect the value of EPP, and

                                         Plaintiff's Original Petition - Page 7
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without paying minority shareholders any premium.

         29. Also on April 24, 1997, the EPP Oversight Committee, composed of the three EPP outside directors, met and determined that it would evaluate and respond to any proposal Enron determined to make, but that it would not determine an acceptable price range prior to receiving a proposal from Enron, and that due to the related expense it would not hire a financial advisor unless Enron either made a merger proposal or undertook to reimburse the expense in the event that no proposal was forthcoming. The Oversight Committee also expressed concern that EPP did not have a Chief Financial Officer or any senior officers who did not also hold significant positions with other Enron entities.(1)

         30. On May 14, 1997, after a meeting of the Oversight Committee at which Lay and DLJ pitched the benefits of the merger, a letter signed by Segner was sent to Gray of the Oversight Committee, setting forth a proposal to acquire the outstanding public interest in EPP for $32.00 per share in Enron common stock. After receipt of Segner's letter, Enron and EPP issued a press release regarding the merger proposal.

         31. On July 21, 1997, the Oversight Committee met to discuss the Enron offer, together with financial advisors from Dillon Read (by this time the Oversight Committee had retained Dillon Read as financial advisors). Dillon Read discussed EPP's future earnings

--------------------
(1)
Based on disclosures made by EPP in its 1997 Proxy Statement, dated March 27, 1997, the board of EPP owns approximately 118,750 shares of EPP common stock, combined. However the same board members also own approximately 1,562,550 shares of Enron stock, combined.

                                          Plaintiff's Original Petition - Page 8
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potential, including earnings to be generated through the addition of two power plants in 1998. After discussion and consideration of Dillon Read's presentation, the Oversight Committee concluded unanimously that Enron's proposal of $32.00 in Enron common stock was unacceptable. Enron was immediately informed of the EPP determination.

         32. On August 14, 1997, Enron increased the bid for EPP to $34.00 per share, contingent upon the immediate cessation of EPP distributions, including the distribution for the second quarter of 1997. The following day the Oversight Committee called Lay to reject Enron's latest bid. During that conversation Lay immediately increased the Enron offer to $35.00 per share, without any cessation of distributions.

         33. On August 18, 1997, the Oversight Committee met by phone to consider the $35.00 bid. During the meeting the representative of Dillon Read stated that the consideration to be received by the public shareholders pursuant to the Merger Agreement was fair from a financial point of view. Without any further deliberations the Oversight Committee then unanimously approved the Merger Agreement, and recommended that the EPP Board recommend the merger to EPP shareholders.

The Merger Agreement

         34. On October 17, 1997, a Proxy Statement/Prospectus was sent to all shareholders of EPP announcing a Special Meeting of shareholders to be held on November 18, 1997, in order to vote on the merger of Enron and EPP. The Proxy Statement includes, among other things a copy of the Merger Agreement. The Merger Agreement

                                         Plaintiff's Original Petition - Page 9
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outlines the effects of the merger. Most significantly, the Merger Agreement states that the transaction proposed by Enron will be fully taxable for the EPP shareholders, even though EPP shareholders are receiving Enron stock and not cash. The Merger Agreement states:

                 Each holder of EPP Common Shares will be treated as having sold his EPP Common Shares to Enron in exchange for shares of Enron Common Stock... in a fully taxable transaction in which gain or loss is realized and recognized. The amount of gain or loss will be equal to the difference between the holder's aggregate basis for his EPP Common Shares and the aggregate fair market value of the shares of Enron Common Stock... (Emphasis added]

Furthermore, the Merger Agreement states that EPP shareholders will have no appraisal rights regarding the transaction. The Merger Agreement states that:

                 Under the DLLCA, no holder of EPP Common Shares will be entitled to any dissenters' or appraisal rights in connection with the transactions contemplated by the Merger Agreement. [Emphasis added]

         35. Additionally, the Merger Agreement would diminish the quarterly dividends paid to current shareholders of EPP stock. According to the Prospectus sent to shareholders in connection with the Merger Proposal, Enron currently pays a dividend of approximately $0.22 per share on a quarterly basis, this is a reduction of almost $0.03 per share compared to the current quarterly dividend of $0.25 paid to shareholders of EPP. The reduction of the dividend by $0.03 per share represents a 12% reduction in quarterly dividends due EPP shareholders.

         36. Furthermore, there is a substantial conflict of interest on the part of the EPP board, including the Oversight Committee, in connection with the ratification of the Enron merger. As disclosed

                                         Plaintiff's Original Petition - Page 10

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in the Prospectus, upon the consummation of the merger Enron options held as a result of the merger by officers, directors and employees of EPP who are terminated as a result thereof (which is expected to consist of the members of the Oversight Committee) will become 100% vested. As a result of the options becoming 100% vested, the Oversight Committee and any board members who are terminated as a result of the merger will receive what amounts to a stock bonus upon the consummation of the merger, this in turn creates a substantial conflict of interest.

         37. The proposed purchase price of $35.00 per share is grossly inequitable and represents only a $1.44 per share premium over the price that EPP traded prior to the announcement.

         38. The proposed purchase price of $35 does not represent the true value of the assets and future prospects underlying each share of EPP.

         39. By virtue of its dominance and control over EPP, Enron, together with the individual defendants, has engaged in a plan involving acts which are grossly unfair to plaintiff and the other members of the class. The purpose of the plan is to enable Enron to acquire 100% equity ownership of EPP and its assets for its own benefit, and at the expense of the other EPP minority stockholders who would be deprived of their equity investment and the benefits to accrue thereafter, for a grossly inadequate price.

         40. Defendants' announcement of the proposed bid fails to disclose the improving prospects for EPP due to the growth prospects for the Company.

                                         Plaintiff's Original Petition - Page 11
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         41.     Because of Enron's 52% equity power and overwhelming control over EPP's board of directors and operations, no third party, as a practical matter, can attempt any competing bid for EPP, as the success of any such bid would require the consent and cooperation of Enron.

         42. The proposed transaction serves no legitimate business purpose of EPP but rather is an attempt by defendants to unfairly benefit Enron from the transaction at the expense of EPP's minority public stockholders. The proposed plan will deny plaintiff and the other members of the class their right to share proportionately in the future success and growth in profitability of EPP and its valuable assets, while permitting defendants to reap huge benefits from the contemplated transaction.

         43. The price of $35 per share to be paid to the class members is unconscionable, unfair and grossly inadequate, especially due to its taxable nature and reduction in dividend amount. The terms of the proposed merger constitute an unfair and illegal business practice upon the minority stockholders because, among other things;

         (a) the intrinsic value of the stock of EPP is materially in excess of $35 per share, giving due consideration to the possibilities of growth and profitability of EPP in light of its business, earnings and earnings power, present and future.

         (b) The $35 per share price is not the result of arm's length negotiations by a disinterested board or a disinterested Oversight Committee, and was not based upon significant deliberations regarding the current value of EPP shares, assets or

                                         Plaintiff's Original Petition - Page 12
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business, but was accepted by defendants, as part of a plan by Enron to obtain complete ownership of EPP's assets and business at a price which does not reflect the value of EPP, and to obtain for itself and the Oversight Committee of EPP benefits disproportionate with those to be received by the public stockholders, which facts were not and perhaps will not be disclosed since it is not in defendants' interests to disclose such facts.

         44. Because the defendants are in possession of corporate information concerning EPP's assets, businesses and future financial prospects, the degree of knowledge and economic power between defendants and the public stockholders is unequal, making it grossly and inherently unfair and comprises "unfair dealing" for Enron to obtain ownership of EPP'S assets from the minority public common shareholders.

         45. By reason of the foregoing acts, practices and course of conduct, Enron has breached and continues to breach its duty as a controlling stockholder of EPP and the individual defendants have breached and continue to breach their duties as directors of EPP, to the remaining stockholders including plaintiff and the other members of the class herein. Under the circumstances of this matter as alleged herein, the Individual Defendants breached their fiduciary obligations by failing to:

         (a) Undertake an independent evaluation by a disinterested board in order to evaluate EPP's net worth as a merger/acquisition candidate;

         (b) Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for EPP's public shareholders; and

                                         Plaintiff's Original Petition - Page 13
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         (c)     Act independently so that the interests of EPP's public
shareholders will be protected and enhanced.

         46. The consideration to be paid to class members in the proposed merger is unfair and grossly inadequate because, among other things:

         (a) The intrinsic value of EPP's stock is materially in excess of the amount offered for those securities in the transaction, giving due consideration to the anticipated operating results, net asset value, cash flow, profitability and established markets of the Company;

         (b) The exchange ratio is not the result of an appropriate consideration of the value of EPP because EPP's board approved the proposed transaction without undertaking steps to accurately ascertain EPP's value through open bidding or at least a "market check mechanism";

         (c) The exchange ratio does not take into consideration that the exchange of EPP stock for Enron stock is fully taxable and therefore represents a much lower net value to shareholders forced to exchange stock as a result of the merger; and

         (d) The price agreed to by the Oversight Committee does not represent a fair valuation of EPP stock conducted by an independent board since the Oversight Committee and board members of EPP had a significant financial interest in seeing that the merger was approved.

         47. Plaintiff and the other members of the class will suffer irreparable damage unless defendants are enjoined from continuing to breach their fiduciary duties and from carrying out the aforesaid plan and scheme.

                                         Plaintiff's Original Petition - Page 14
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         48.     Plaintiff and the other members of the class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

                 (1) declaring this action to be a class action and certifying plaintiff as the class representative and his counsel as class counsel;

                 (2) enjoining, preliminarily and permanently, Enron's offer for acquisition of the EPP stock owned by plaintiff and the other members of the class;

                 (3) to the extent, if any, that the contemplated transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, recessionary damages;

                 (4) directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

                 (5) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

                 (6) granting plaintiff and the other members of the class such other and further relief as may be just and proper.

Dated: October 31, 1997

                                         Plaintiff's Original Petition - Page 15
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                                  HOEFFNER, BILEK & EIDMAN, LLP


                                  /s/ THOMAS E. BILEK
                                  -----------------------------------
                                  Thomas E. Bilek
                                  State Bar No.02313525
                                  Lyric Office Center
                                  440 Louisiana Street
                                  Houston, Texas 77002-1634
                                  (713) 227-7720 telephone
                                  (713) 227-9404 facsimile

                                  ATTORNEY FOR PLAINTIFF

OF COUNSEL:

STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017
(212) 687-7230


                                         Plaintiff's Original Petition - Page 16